UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Receptos, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

756207106

(CUSIP Number)

Mark McDonnell
ARCH Venture Corporation
8725 W. Higgins Road Suite 290
Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 756207106	13D	Page 2 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,231,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,231,131
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 756207106	13D	Page 3 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,231,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,231,131
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 756207106	13D	Page 4 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,231,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,231,131
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 756207106	13D	Page 5 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,231,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,231,131
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 756207106	13D	Page 6 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,231,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,231,131
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 756207106	13D	Page 7 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VI, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,231,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,231,131
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 756207106	13D	Page 8 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,231,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,231,131
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 756207106	13D	Page 9 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,231,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,231,131
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 756207106	13D	Page 10 of 18 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,231,131
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,231,131
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,231,131
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 756207106	13D	Page 11 of 18 pages

Item 1.                  Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Receptos, Inc. (the “Issuer”) having its principal executive office at 10835 Road to the Cure, Suite 205, San Diego, California, 92121.

Item 2.                  Identity and Background.

(a)
This statement is being filed by: (1) ARCH Venture Fund VII, L.P. (“ARCH Venture Fund VII”), (2) ARCH Venture Partners VII, L.P. (“AVP VII LP”), which is the sole general partner of ARCH Venture Fund VII, (3) ARCH Venture Partners VII, LLC (“AVP VII LLC”), which is the sole general partner of AVP VII LP, (4) ARCH Venture Fund VI, L.P. (“ARCH Venture Fund VI”), (5) ARCH Venture Partners VI, L.P. (“AVP VI LP”), which is the sole general partner of ARCH Venture Fund VI, (6) ARCH Venture Partners VI, LLC (“AVP VI LLC”), which is the sole general partner of AVP VI LP, (7) Clinton Bybee (“Bybee”), (8) Keith Crandell (“Crandell”), and (9) Robert Nelsen (“Nelsen” and, together with Bybee and Crandell, collectively, the “Managing Directors” and each individually, a “Managing Director”).  Each of the individuals and entities above shall be referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	The business address of each of the Reporting Persons is 8725 West Higgins Road, Suite 290, Chicago, IL, 60631.

(c)
The principal business of ARCH Venture Fund VII and ARCH Venture Fund VI is to invest and assist in developmental and emerging businesses located principally in the United States.  The principal business of AVP VII LP and AVP VI LP is to act as the general partner of ARCH Venture Fund VII and ARCH Venture Fund VI, respectively.  The principal business of AVP VII LLC and AVP VI LLC is to act as the general partner of AVP VII LP and AVP VI LP, respectively.  The principal business of each of the Managing Directors is to act as managing directors of AVP VII LLC and AVP VI LLC and a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)
During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)
Each of ARCH Venture Fund VII, AVP VII LP, ARCH Venture Fund VI and AVP VI LP is a Delaware limited partnership.  Each of AVP VII LLC and AVP VI LLC is a Delaware limited liability company.  Each of the Managing Directors is a United States citizen.

Item 3.                  Source and Amount of Funds or Other Consideration.

On February 19, 2013, ARCH Venture Fund VII purchased 255,121 shares of Series B Preferred Stock of the Issuer at a purchase price of $7.725 per share.  On February 22, 2013, ARCH Venture Fund VII exercised a warrant to purchase 114,285 shares of Common Stock at a purchase price of $0.075 per share.  On March 27, 2013, ARCH Venture Fund VII purchased 170,081 shares of Series B Preferred Stock of the Issuer at a purchase

CUSIP NO. 756207106	13D	Page 12 of 18 pages

price of $7.725 per share.  On May 14, 2013, ARCH Venture Fund VII purchased 284,485 shares of Common Stock at a purchase price of $14.00 per share.  The number of shares reflects a 7.5 to 1 reverse stock split effective immediately prior to the closing of the Issuer’s initial public offering.  Each of the shares of Series B Preferred Stock converted into shares of Common Stock at the closing of the Issuer’s initial public offering.

The working capital of ARCH Venture Fund VII was the source of the funds for the purchase.  No part of the purchase price paid by this entity was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above.  The total amount paid by ARCH Venture Fund VII for securities purchased in the above-listed transactions is as follows:

ARCH Venture Fund VII:                                                  $7,276,047.90

Item 4.                  Purpose of Transaction.

ARCH Venture Fund VII acquired the Common Stock for investment purposes.  Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, ARCH Venture Fund VII and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

CUSIP NO. 756207106	13D	Page 13 of 18 pages

Item 5.                  Interest in Securities of the Issuer.

(a)
ARCH Venture Fund VII is the record owner of 2,101,376 shares of Common Stock (the “ARCH VII Shares”) and ARCH Venture Fund VI is the record owner of 129,755 shares of Common Stock (the “ARCH VI Shares” and, collectively with the ARCH VII Shares, the “Record Shares”).

AVP VII LP, as the sole general partner of ARCH Venture Fund VII, may be deemed to beneficially own the ARCH VII Shares.   AVP VII LLC, as the sole general partner of the AVP VII LP, may be deemed to beneficially own the ARCH VII Shares.

AVP VI LP, as the sole general partner of ARCH Venture Fund VI, may be deemed to beneficially own the ARCH VI Shares.  AVP VI LLC, as the sole general partner of AVP VI LP, may be deemed to beneficially own the ARCH VI Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each entity Reporting Person may be deemed to share the power to direct the disposition and vote of the Record Shares.  In addition, each of the Managing Directors may be deemed to share the power to direct the disposition and vote of the Record Shares. Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 17,604,603 shares of Common Stock reported by the Issuer to be outstanding as of May 14, 2013 in the Issuer’s Form 424B4 filed with the Securities and Exchange Commission on May 9, 2014.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Except for the transactions described in this Schedule, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any

CUSIP NO. 756207106	13D	Page 14 of 18 pages

securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

CUSIP NO. 756207106	13D	Page 15 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     May 17, 2013

ARCH VENTURE FUND VII, L.P.

By:  ARCH Venture Partners VII, L.P.
its General Partner

By:  ARCH Venture Partners VII, LLC
   its General Partner

By:  _____________*____________
Managing Director

ARCH VENTURE PARTNERS VII, L.P.

By:  ARCH Venture Partners VII, LLC
           its General Partner

By:  _____________*____________
  Managing Director

ARCH VENTURE PARTNERS VII, LLC

By:     _____________*____________
 Managing Director

_____________*____________
Clinton Bybee

_____________*____________
Keith Crandell

_____________*____________
Robert Nelsen

*By:  /s/Mark McDonnell
         Mark McDonnell as Attorney-in-Fact

*           This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 2 to the Form 3 relating to the beneficial ownership of shares of the Issuer by the Reporting Persons filed with the Securities Exchange Commission on May 8, 2013 and incorporated herein in its entirety by reference.

CUSIP NO. 756207106	13D	Page 16 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     May 17, 2013

ARCH VENTURE FUND VI, L.P.

By:  ARCH Venture Partners VI, L.P.
its General Partner

By:    ARCH Venture Partners VI, LLC
its General Partner

By:       _____________*____________
Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:  ARCH Venture Partners VI, LLC
           its General Partner

By:  _____________*____________
  Managing Director

ARCH VENTURE PARTNERS VI, LLC

By:     _____________*____________
 Managing Director

_____________*____________
Clinton Bybee

_____________*____________
Keith Crandell

_____________*____________
Robert Nelsen

*By:  /s/Mark McDonnell
         Mark McDonnell as Attorney-in-Fact

*           This  Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 2 to the Form 3 relating to the beneficial ownership of shares of Kythera BioPharmaceuticals, Inc. (KYTH) by the Reporting Persons filed with the Securities Exchange Commission on October 10, 2012 and incorporated herein in its entirety by reference.

CUSIP NO. 756207106	13D	Page 17 of 18 pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Receptos, Inc.

Date:     May 17, 2013

ARCH VENTURE FUND VII, L.P.

By:  ARCH Venture Partners VII, L.P.
its General Partner

By:  ARCH Venture Partners VII, LLC
    its General Partner

By:  _____________*____________
Managing Director

ARCH VENTURE PARTNERS VII, L.P.

By:  ARCH Venture Partners VII, LLC
           its General Partner

By:  _____________*____________
  Managing Director

ARCH VENTURE PARTNERS VII, LLC

By:     _____________*____________
 Managing Director

ARCH VENTURE FUND VI, L.P.

By:  ARCH Venture Partners VI, L.P.
its General Partner

By:  ARCH Venture Partners VI, LLC
its General Partner

By:  _____________*____________
Managing Director

ARCH VENTURE PARTNERS VI, L.P.

By:  ARCH Venture Partners VI, LLC
       its General Partner

By:  _____________*____________
  Managing Director

CUSIP NO. 756207106	13D	Page 18 of 18 pages

ARCH VENTURE PARTNERS VI, LLC

By:   _________*____________
Managing Director

_____________*____________
Clinton Bybee

_____________*____________
Keith Crandell

_____________*____________
Robert Nelsen

*By:   /s/Mark McDonnell
         Mark McDonnell as Attorney-in-Fact

*           This Agreement was executed by Mark McDonnell pursuant to Powers of Attorney filed as Exhibit 2 to the Form 3 relating to the beneficial ownership of shares of the Issuer by the Reporting Persons filed with the Securities Exchange Commission on May 8, 2013 and Exhibit 2 to the Form 3 relating to the beneficial ownership of shares of  Kythera BioPharmaceuticals, Inc. (KYTH) by the Reporting Persons filed with the Securities Exchange Commission on October 10, 2012 that are incorporated herein in their entirety by reference.